

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 30, 2019

Charley Changmin Yoon
President and Secretary
Hyundai ABS Funding, LLC
3161 Michelson Drive
Irvine, California 92612

> **Re:** **Hyundai ABS Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed December 27, 2018**
> **File No. 333-229037**

Dear Mr. Yoon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Stuart Litwin, Esq., Mayer Brown LLP
       Weni Gieseking, Esq., Hyundai Capital America